SECU 09058759 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...12.00

SEC FILE NUMBER
8-24512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Young, Stovall and Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9627 South Dixie Highway
(No. and Street)

Miami (City) Florida (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roark A. Young (305) 666-2511
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Young, Stovall and Company, affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedule pertaining to the firm of Young, Stovall and Company as of December 31, 2008, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Young, Stovall and Company

Roark Young

Roark A. Young, President

Sworn to and subscribed before me this
25 day of February, 2009.

NOTARY PUBLIC-STATE OF FLORIDA
Lisette C. Hernandez
Commission # DD673548
Expires: MAY 28, 2011
BONDED THRU ATLANTIC BONDING CO., INC.

(Signature of Notary Public)

Personally known: X

This report ** contains (check all applicable boxes):

x	(a)	Facing page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Income.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Stockholders' Equity.
___	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	(g)	Computation of Net Capital.
___	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
___	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	And Oath or Affirmation.
___	(m)	A copy of SIPC Supplemental Report.
x	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

YOUNG, STOVALL AND COMPANY
Miami, Florida

Audited Financial Statements

December 31, 2008 and For the Year Then Ended

(Together with Independent Auditors' Report)

HACKER, JOHNSON & SMITH PA

Certified Public Accountants

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

Young, Stovall and Company
Miami, Florida:

We have audited the accompanying statement of financial condition of Young, Stovall and Company (the "Company") at December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 23, 2009

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

YOUNG, STOVALL AND COMPANY

Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 197,463
Receivable from clearing organization	638,910
Securities owned	165,651
Premises and equipment	47,144
Other assets and prepaid expenses	60,594
Total assets	$ 1,109,762
Liabilities and Stockholders' Equity	
Liabilities:	
Commissions payable	42,615
Accrued expenses and other liabilities	68,495
Total liabilities	111,110
Commitments and contingencies (Notes 4, 8 and 9)	
Stockholders' equity:	
Common stock, $1.00 par value (authorized 1,000 shares; 625 issued and outstanding)	625
Additional paid-in capital	74,375
Retained earnings	923,652
Total stockholders' equity	998,652
Total	$ 1,109,762

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Income

Year Ended December 31, 2008

Revenues:	
Commissions	$ 2,739,464
Participation in interest earned on customer accounts	188,581
Other	13,050
Total revenues	2,941,095
Expenses:	
Commissions	722,159
Compensation and employee benefits	807,006
Clearing fees and floor brokerage	115,286
Rent	168,000
Dues and subscriptions	150,357
Service contracts	142,690
Insurance	202,475
Depreciation and amortization	6,151
Other	307,580
Total expenses	2,621,704
Net income	$ 319,391

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2007	$ 625	74,375	948,585	1,023,585
Net income	-	-	319,391	319,391
Dividends paid	-	-	(344,324)	(344,324)
Balance at December 31, 2008	$ 625	74,375	923,652	998,652

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Cash Flows

Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 319,391
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,151
Increase in receivable from clearing organization	(112,567)
Decrease in securities owned	191,408
Increase in other assets and prepaid expenses	1,284
Decrease in commissions payable	(25,971)
Increase in accrued expenses and other liabilities	30,676
Net cash provided by operating activities	410,372
Cash flows from investing activity-	
Purchases of premises and equipment	(14,800)
Cash flows from financing activity-	
Dividends paid	(344,324)
Net increase in cash	51,248
Cash at beginning of year	146,215
Cash at end of year	$ 197,463

See accompanying Notes to Financial Statements.

(1) Summary of Significant Accounting Policies

Young, Stovall and Company (the "Company") is a securities broker/dealer headquartered in Miami, Florida with a branch office in Aventura, Florida. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Security Transactions. The Company clears its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. Income and expenses related to security transactions are recorded on a trade date basis. Securities owned are carried at market value. Unrealized gains and losses on securities owned are reflected currently in securities trading income.

Depreciation and Amortization. Depreciation has been provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes. The Company has elected to be treated as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders. Therefore, no provision for income taxes has been reflected in these financial statements.

Fair Value Measurements. Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

In October 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.* This FASB Staff Position clarifies the application of SFAS 157, in determining the fair value of a financial asset when the market for that financial asset is not active. This FASB Staff Position was effective upon issuance.

The following describes valuation methodologies used for assets and liabilities measured at fair value:

Securities Owned. Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy. Securities classified within level 3 include certain residual interests in securitizations and other less liquid securities.

(continued)

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(3) Securities Owned

Securities owned consist of trading and investment securities as follows:

Readily marketable, at market value	$ 165,651

Securities owned measured at fair value on a recurring basis, are summarized below:

		Fair Value Measurements at December 31, 2008 Using		
	Fair Value As of December 31, 2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned	$ 165,651	24,710	140,941	-

(4) Premises and Equipment

A summary of premises and equipment at December 31, 2008 is as follows:

Furniture and equipment	$ 139,302
Leasehold improvements	67,523
Computers	14,325
Total, at cost	221,150
Less accumulated depreciation and amortization	174,006
Premises and equipment, net	$ 47,144

(continued)

(4) Premises and Equipment, Continued

The Company leases its Miami office under an operating lease. The Company's Aventura office is leased on a month-to-month basis. The Company's Miami and Aventura Florida offices are leased from a related party. Rent expense was $168,000 during the year ended December 31, 2008 and all was paid to related parties. The Miami lease expires in 2009, and is expected to be renewed. At December 31, 2008, future minimum annual rental payments under noncancelable leases are approximately $28,000 for the year ending December 31, 2009.

(5) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds the securities purchased by the Company. At December 31, 2008, there was no balance outstanding on this account. This account is collateralized by securities with a carrying value of $165,651 and pays interest at a floating rate.

(6) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan to employees who have completed one year of service and have attained age twenty-one. The Company charged $17,774 to operations relating to plan contributions for the year ended December 31, 2008.

(7) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2008, the Company's minimum net capital requirement was $250,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $883,973 and the ratio of aggregate indebtedness to net capital was .13 to 1.

(8) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

(9) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.